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                                                                    EXHIBIT 99.5

                                                                    CONFIDENTIAL



March 13, 2002

Mr. George V. Grune
Chairman
Wallace-Reader's Digest Funds
Two Park Avenue, 23rd Floor
New York, NY 10016

Dear Mr. Grune,

We were very disappointed to receive your curt dismissal of our firm and fully financed proposal to exchange shares. We find it a particularly arrogant reaction after we courteously gave your organization almost two weeks in which to consider this serious proposal and/or engage in discussions with us or to even tell us what your "objectives" are.

The indisputable fact is Reader's Digest's current stock price is barely above the price at which it initially went public in February 1990. Reader's Digest's track record in creating shareholder value for the Wallace Funds and their beneficiaries during this twelve-year period of time is nothing short of dismal. For example, during this same period of time, Meredith Corp.'s share price has risen about five-fold. Our proposal was carefully crafted to pay the Wallace Funds a premium for their voting control of the Reader's Digest (a premium that has never been available in the marketplace; witness your sale of voting shares back to the company in 1999 at a discount to the price of the non-voting shares at the time) and afford you the full economic upside of a turnaround in the company, something we would obviously pursue aggressively for the benefit of all shareholders. Putting myself in the shoes of an independent director of your organization charged with maximizing the value of assets held for charitable constituents, I fail to comprehend how such a proposal could be dismissed out of hand, particularly in light of the longstanding poor performance of the Company.

Your failure to negotiate or even discuss our proposal only reinforces our belief that your behavior is influenced by the conflict in interest inherent in Reader's Digest's current capital structure. Your actions indicate that you are more concerned with maintaining the status quo at Reader's Digest than you are in exercising your fiduciary duty on behalf of the beneficiaries of the Wallace Funds. We implore you to reconsider your decision and to take actions that benefit the constituents to whom you owe fiduciary duties. We stand ready to discuss our proposal with you and to consider any changes that you believe are necessary to protect the interests of the Wallace Funds.

Sincerely,

/s/ Richard Grubman
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Richard Grubman
Managing Director